Exhibit 99.1

MINERA ANDES ANNOUNCES RECEIPT OF FINAL COURT ORDER IN RESPECT
OF PROPOSED BUSINESS COMBINATION WITH US GOLD

TORONTO, ONTARIO (January 20, 2012) - US Gold Corporation (“US Gold”) (NYSE:UXG – TSX: UXG) and Minera Andes Inc. (“Minera Andes”) (TSX: MAI - OTCBB: MNEAF) are pleased to announce that Minera Andes has been granted the final court order from the Court of Queen’s Bench of Alberta approving the plan of arrangement under the Business Corporations Act (Alberta) (the "Arrangement"), pursuant to which US Gold will acquire Minera Andes and be renamed McEwen Mining Inc. (“McEwen Mining”).

Pursuant to the Arrangement, each Minera Andes shareholder will receive 0.45 of an exchangeable share (an Exchangeable Share) in the capital of McEwen Mining – Minera Andes Acquisition Corp. (Exchangeco), a subsidiary of US Gold for every one (1) Minera Andes share held.  Each Exchangeable Share will be exchangeable for US Gold Shares on a one-for-one basis at the option of the holder and in certain other circumstances.  The Exchangeable Shares will also have voting rights, dividend entitlements and other attributes corresponding to the US Gold Shares.  Each US Gold shareholder will continue to hold their existing US Gold shares in the renamed McEwen Mining. The Arrangement was overwhelmingly approved by the shareholders of US Gold and Minera Andes at their respective special meetings of shareholders held on January 19, 2012.

It is anticipated that the transaction will become effective on or about January 24, 2012, and shares of McEwen Mining be expected to commence trading on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange ("TSX") under the symbol "MUX" on or about January 27, 2012 concurrently with the commencement of trading on the TSX of the exchangeable shares of McEwen Mining - Minera Andes Acquisition Corp. to be received by Minera Andes shareholders under the symbol "MAQ". Upon closing of the transaction, McEwen Mining will have an aggregate of 267,084,203 shares of common stock outstanding and issuable upon the exchange of exchangeable shares.

ABOUT US GOLD (www.usgold.com) AND MINERA ANDES (www.minandes.com)
US Gold and Minera Andes entered into a definitive arrangement agreement on September 22, 2011, wherein each Minera Andes shareholder would receive 0.45 of an Exchangeable Share for every one (1) Minera Andes share held. On January 19, 2012 shareholders of US Gold and Minera Andes voted in favour of the Arrangement. US Gold’s objective is to qualify for inclusion in the S&P 500 by 2015.  US Gold explores for gold and silver in the Americas and is advancing its El Gallo Complex in Mexico and its Gold Bar Project in Nevada towards production.  US Gold’s shares are listed on the NYSE and the TSX under the symbol UXG, trading 2.9 million shares daily during the past twelve months.  US Gold’s shares are included in S&P/TSX and Russell indices and Van Eck’s Junior Gold Miners ETF.  Rob McEwen, Chairman and CEO, owns 20% of the shares of US Gold.  Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: One, a 49% interest in Minera Santa Cruz SA, owner of the San Jose Mine that is located near Goldcorp's Cerro Negro project; Two, 100% ownership of the Los Azules copper deposit; Three, 100% ownership of a large portfolio of exploration properties in Santa Cruz province, Argentina, including properties bordering the Cerro Negro project.  Minera Andes had $45 million USD in cash as at September 30, 2011 with no bank debt.  Rob McEwen, Chairman and CEO, owns 30% of the shares of Minera Andes.

Forward Looking and Cautionary Statements
This press release contains certain forward-looking statements and information, including "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

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The forward-looking statements and information express, as at the date of this press release, the companies’ estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements and information are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, and there can be no assurance that such statements and information will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements and information. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements and information include, but are not limited to, the completion of the proposed business combination between Minera Andes and US Gold (including the numerous approvals required in connection with such a business combination), risks related to business integration as a result of a successful business combination, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, risks related to litigation including specifically but not limited to Minera Andes' Los Azules property which if resolved adversely to Minera Andes (or the combined company, as the case may be) would materially affect Minera Andes’ (or the combined company, as the case may be) ability to develop the Los Azules project, property title, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks. Readers should not place undue reliance on forward-looking statements or information included herein, which speak only as of the date hereof. Neither US Gold nor Minera Andes undertakes any obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See US Gold's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and other filings with the Securities and Exchange Commission, under the caption "Risk Factors" for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information regarding US Gold. See Minera Andes' Annual Information Form, filed on SEDAR (www.sedar.com), and its Form 40F, available on EDGAR (www.sec.gov), for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information regarding Minera Andes. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The NYSE and TSX and have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management of US Gold and Minera Andes.

For further information contact:
Jenya Meshcheryakova Investor Relations Tel: (647) 258-0395 Toll Free: (866) 441-0690 Fax: (647) 258-0408	Mailing Address 181 Bay Street Suite 4750 Toronto, ON M5J 2T3 PO box 792 E-mail: info@usgold.com or info@minandes.com

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